

February 9, 2011

John P. Reilly
Senior Vice President and Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

> **Re:** **Hess Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-01204**
> **Response Letter Dated January 28, 2011**

Dear Mr. Reilly:

We refer you to our comment letter dated December 29, 2010 regarding business contacts with Iran and Sudan. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance